07027660

May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

October 24, 2007

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of four documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 24, 2007

A. 2007 THIRD QUARTERLY REPORT.

B. OVERSEAS REGULATORY ANNOUNCEMENT :
ANNOUNCEMENT ON RESOLUTIONS OF THE THIRTEENTH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

C. OVERSEAS REGULATORY ANNOUNCEMENT :
ANNOUNCEMENT ON RESOLUTIONS OF THE THIRTEENTH MEETING OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE

D. RESIGNATION OF SUPERVISOR.

TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

2007 THIRD QUARTERLY REPORT

The quarterly report (unaudited) contained in this announcement has been prepared in accordance with PRC GAAP and in accordance with the requirements on preparation and disclosure of quarterly report issued by China Securities Regulatory Commission, and has been approved by the Board of Directors of Tsingtao Brewery Company Limited (the "Company"). The Board of Directors, the Supervisory Committee and its Directors, Supervisors and senior management undertake that this report contains no false representation, misleading statement or material omission, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of its content.

This announcement is made pursuant to the disclosure requirements of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. IMPORTANT NOTICE

1.1 The Board of Directors, the Supervisory Committee and its Directors, Supervisors and senior management of the Company undertake that this report contains no false representation, misleading statement or material omission, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of its content.

1.2 Fu Yang, the Independent Director of the Company, did not attend the meeting due to illness. He appointed Li Yan, the Independent Director, to exercise voting right on his behalf. All other Directors of the Company attended the Board Meeting.

1.3 The third quarterly financial report of the Company is unaudited and has been prepared in accordance with PRC GAAP.

1.4 Li Gui Rong, the legal representative of the Company, Sun Yu Guo, the person in charge of accounting and Yu Zhu Ming, the person in charge of the accounting department (accounting officer) declare that the financial report contained in this quarterly report is true and complete.

1.5 This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2. BASIC INFORMATION OF THE COMPANY

2.1 Major financial information and financial indicators

Unit: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease from the end of last year (%)
Total assets	11,238,429,226	9,560,722,252	17.55
Shareholders' equity (excluding minority interests)	5,636,846,568	5,228,197,128	7.82
Net assets per share	4.31	4.00	7.82
	From the beginning of the year to the end of the reporting period (January -- September)		Increase/decrease from the corresponding period of last year (%)
Net cash flow from operating activities	1,512,163,821		-15.14
Net cash flow from operating activities per share	1.16		-15.14
	Reporting period (July — September)	From the beginning of the year to the end of the reporting period (January — September)	Increase/decrease from the corresponding period of last year (%)
Net profit	328,634,355	695,440,345	52.43
Basic earnings per share	0.2512	0.5316	52.43
Basic earnings per share after extraordinary items	—	0.4771	—
Diluted earnings per share	0.2512	0.5316	52.43
Return on net assets (%)	5.83	12.34	An increase of 1.68 percentage points
Return on net assets after extraordinary items (%)	5.21	11.07	An increase of 1.87 percentage points

Extraordinary items	Amount from the beginning of the year to the end of the reporting period (January — September)
Profit or loss on disposal of non-current assets	15,585,167
Government grants included in the current profit or loss and closely related to operation of the Company, except government grants made in accordance with the State standardized quantitative and qualitative measures	58,522,477
Other extraordinary items	8,977,051
Income tax effect on extraordinary items	-11,744,697
Total	71,339,998

2.2 List of total number of shareholders and top ten holders of listed shares without sales restriction as at the end of the reporting period

Total number of shareholders at the end of the reporting period (shareholders)		21,744
Particulars of top ten holders of listed shares without sales restriction		
Name of shareholders	**Number of listed shares without sales restriction held at the end of reporting period (shares)**	**Class of shares**
HKSCC Nominees Limited	298,206,072	Overseas listed shares
A-B Jade Hong Kong Holding Co., Ltd	261,643,836	Overseas listed shares
Law Debenture Trust (Asia) Limited	91,575,342	Overseas listed shares
National Social Security Fund 108	18,000,000	RMB-denominated ordinary shares
National Social Security Fund 102	12,000,000	RMB-denominated ordinary shares
National Social Security Fund 103	11,553,957	RMB-denominated ordinary shares
Boshi Thematic Sector Equity Securities Investment Fund	11,374,590	RMB-denominated ordinary shares
Yinhua Thematic Wealth Equity Fund	9,887,744	RMB-denominated ordinary shares
National Social Security Fund 106	9,500,000	RMB-denominated ordinary shares
Yu Yang Securities Investment Fund	6,811,320	RMB-denominated ordinary shares

2.3 MANAGEMENT DISCUSSION AND ANALYSIS

During the reporting period, the Company maintained the marketing strategy focusing on the main line of Olympic marketing and commenced a series of marketing activities to increase product sales. The Company jointly organized with CCTV to launch a larger scale television campaign "Tsingtao Brewery and CCTV Economics Channel: Introducing the Famous Cities in China to the World" （青島啤酒•CCTV經濟頻道「最值得向世界介紹的中國名城」）, using it as a platform to organize the Tsingtao Beer Festival based on the theme "Passion and Fervor of the Olympics" in various cities. This continually enhanced the brand influence of Tsingtao Beer and boosted the product sales. Regional markets carried through the "three-in-one" marketing strategy and realized continuous growth in output and sales volumes, incomes from principal operations and continuous growth in total profit.

During the third quarter, the Company achieved beer output of 16.34 million hl, representing a y-o-y growth of 11.1%, of which the sales of main brand accounted for 6.13 million hl, representing a y-o-y growth of 19.3%; sales income reached RMB4,233.03 million with a y-o-y growth of 15.4%; net profit was RMB328,634,000, with a y-o-y growth of 52.4%; sales in overseas market achieved a y-o-y growth of 9.2%. Through upholding the "1+3" strategy for brand development, the Company continued to optimize its brand and product structures. The

sales volume of the top four brands reached 12.31 million hl, representing 75.3% of the total sales volume and a y-o-y increase of 6.8%.

In the fourth quarter, in view of the increasing raw material prices, the Company will continue to implement measures such as group purchase, reorganization of product structure and technological advancement to mitigate the pressure caused by the increasing costs. Meanwhile, it will continue to deepen its organizational reform efforts with the objectives to enhance its value chain synergy and to ensure that the Company's annual operational target will be achieved.

3. SIGNIFICANT EVENTS

3.1 Significant changes in items in the principal accounting statement and financial indicators of the Company and the reasons therefore

1. ***Description of the significant changes in assets and liabilities of the Company (Unit: RMB)***

Item	30 September 2007	31 December 2006	Growth amount	Growth rate
Cash and cash balance	1,937,570,389	1,232,766,676	704,803,713	57.17%
Prepayment	714,538,441	235,535,247	479,003,194	203.37%
Long term equity investment	33,971,999	25,765,820	8,206,179	31.85%
Long term borrowings	103,420,940	53,259,320	50,161,620	94.18%

(1) Reason for increase in cash and cash balance: good performance in the Company's product sales which led to increase in cash inflow from operating activities;

(2) Reason for increase in prepayment: increase in the Company's reserve of raw materials;

(3) Reason for increase in long term equity investment: increase in the Company's investments in associates;

(4) Reason for increase in long term borrowings: increase in long term borrowings for purchase of fixed assets by subsidiaries.

2. ***Description of the significant y-o-y changes in the principal financial data of the Company (Units: RMB)***

Item	January – September 2007	January – September 2006	Growth amount	Growth rate
Profits from operations	911,364,234	593,249,044	318,115,190	53.62%
Net profit	695,440,345	432,452,972	262,987,373	60.81%
Net cashflow from investing activities	-781,530,208	-390,513,304	-391,016,904	

(1) Reason for increase in profits from operations and net profit: profits realized from good performance in the Company's product sales during the period;

(2) Reason for decrease in net cashflow from investing activities: mainly attributable to the purchase of long term assets by the subsidiaries of the Company newly established in Chengdu and Jinan.

3.2 Note and analysis to progress of significant events and their impacts and solutions

On 5 July 2007, the Company noticed in the reports in the news media in relation to the notice issued by the State Administration of Taxation demanding the relevant local tax authorities to immediately rectify the expired favorable income tax policy which was still applied to the nine overseas listed companies listed in 1993. The differences in income tax resulted from the application of the expired favorable income tax policy in the previous years should be dealt with in accordance with the relevant regulations of the "Law of the People's Republic of China Concerning the Administration of Tax Collection". As such, the Company published an announcement in respect of such issue on the websites of the stock exchanges where the Company is listed both within and outside the PRC and in the PRC newspapers on 6 July 2007. As at the date of this report, the Company has not received the notice on income tax rate adjustment and how to deal with the income tax in the previous years from the tax authorities. Therefore, the Company continues to apply the income tax rate of 15% during this reporting period, which is the same as the last financial year. The Company will continue to communicate closely with the tax authorities and evaluate the potential financial impact on the Company resulting therefrom. The Company will issue further announcement as and when appropriate upon receipt of the adjustment notice from the tax authorities.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

3.3 Performance of undertakings by the Company, shareholders and actual controllers

1. Undertakings by holders of non-public shares of the Company

(1) They shall not trade or transfer their shares in A share markets within 60 months from the listing date of shares;

(2) The controlling shareholders of the Company undertake that they will propose a resolution in the annual general meeting of the Company regarding the following profit appropriation plan and promise to vote for such resolution in the general meeting. Profit appropriation ratio shall not be lower than 70% of profit distributable realized by the Company, during the next three years after implementation of the share reform proposal;

(3) The controlling shareholders of the Company shall propose the Board of Directors of the Company to formulate the long term incentive schemes, including share based incentive schemes.

2. Performance of undertakings by holders of listed shares with sales restriction

Between the implementation of the share reform proposal and the end of this reporting period, Tsingtao Brewery Group Company Limited ("TB Group Company") and China Jianyin Investment Limited shall strictly comply with the undertakings of listing of listed shares with sales restriction. In addition, as a controlling shareholder of the Company, TB Group Company shall undertake the obligations and undertakings of the State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao.

For details of the unaudited balance sheet, income statement and cash flow statement as at 30 September 2007, please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Company (stock.tsingtao.com.cn).

Li Gui Rong
Chairman
Tsingtao Brewery Company Limited

23 October 2007

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

[English Translation of the original text]

TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

ANNOUNCEMENT ON RESOLUTIONS OF THE THIRTEENTH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board of Directors warrant the authenticity, accuracy and completeness of the content of the announcement, and jointly accept responsibility for the false representation, misleading statement or material omission of the announcement.

The thirteenth meeting (the "Meeting") of the fifth session of the Board of Directors of Tsingtao Brewery Company Limited (hereinafter referred to as the "Company") was convened at Conference Room, 19/F, Tsingtao Beer Tower at 9 am on 23 October 2007. Of the 11 eligible Directors, 10 were present at the Meeting, with Fu Yang, the Independent Director, absent due to illness. He appointed Li Yan, the Independent Director, to exercise voting right on his behalf. The Supervisors of the Company and Secretary to the Board of Directors sit the Meeting. The Meeting was convened in compliance with the relevant requirements of the Company Law of the People's Republic of China and the Articles of Association of the Company. Mr. Li Gui Rong, the Chairman, convened and presided over the Meeting. The following resolutions were passed at the Meeting:

1. Consider and approve the 2007 third quarterly report (unaudited) of the Company.

2. Consider and pass the feasibility proposal on the Company's investment in establishing a beer production base with annual output capacity of 800,000 hl (400,000 hl for phase 1) in Thailand. It is intended that RMB294 million will invested in phase 1 of the project, of which RMB100 million will be used as the registered capital of the project company to be established. The Company shall contribute RMB40 million proportional to its 40% shareholding. The remaining capital shall be financed by loans to the joint venture. The establishment of a production base in Thailand is an important step in the implementation of the Company's internationalization strategy, and has important meaning in increasing the Company's international influence.

3. Consider and pass the feasibility proposal on the 150,000-tonne expansion of the Company's Tsingtao Brewery Malt Factory. The project plans to increase the production capacity of malt by 100,000 tonnes. It is intended that RMB267.18 million will be invested, with all capital contributed by the Company. The expansion of Tsingtao Brewery Malt Factory has important strategic meaning in the Company's core brewery business efforts in

preventing raw materials risks, assuring quality and increasing control over the upper stream of brewery industry.

4. Consider and pass the feasibility proposal on the expansion of Tsingtao Brewery (Sanshui) Co., Ltd. and Shenzhen Tsingtao Beer Asahi Company Limited, the controlling subsidiaries of the Company. It is intended that RMB59.24 million will be invested in the expansion project of Tsingtao Brewery (Sanshui) Co., Ltd. to increase output capacity by 950,000 hl, and RMB69.73 million will be invested in the expansion project of T Shenzhen Tsingtao Beer Asahi Company Limited to increase output capacity by 700,000 hl. The expansion projects are strategically required by the Company to build its core market in Southern China.

5. Consider and pass the general proposal of deepening the Company's organizational reform efforts.

   To accommodate to the changes in the Company's operating environment, to fully support the Company's strategic measures, to promote the organizational reform, to establish a consistent and synergic value chain platform throughout the entire Company, the Company reforms its existing organizational structures into a strategic investment center, production center and marketing center. The focus of this organizational reform lies in the overall reform in small to big value chains in order to form an organizational system that characterizes "integrated structure, centralized resources, professional division of labor, consistent implementation". At the same time, it enhances the Company's remuneration incentive system in driving for the realization of the Company's strategic goals and maximization of the Company's value.

6. Consider and pass the following resolution to engage the Company's senior management upon nomination by the Company's President and investigation by the Corporate Governance and Remuneration Committee under the Board of Directors in order to implement the Company's organizational and structural reform:

   (1) to engage Ms. Yan Xu as the Marketing President;

   (2) to engage Mr. Fan Wei as the Production and Operation President, and to dismiss him from the original position as the Chief Brewer;

   (3) to engage Mr. Dong Jian Jun as the Chief Brewer of the Company;

   (4) to engage Mr. Yu Jia Ping as the Production and Operation Vice President;

   (5) to engage Mr. Lu Wen Jin as the Marketing Vice President;

   (6) to engage Mr. Yang Hua Jiang as the Marketing Vice President.

   The service term of the above senior management is effective from their dates of engagement by the Board of Directors to the end of this session of the Board of Directors.

   Independent Directors of the Company also expressed independent opinion on the agreement to the above engagements.

7. Consider and approve to write-off the property losses of the Company in the total amount of RMB470,835.68.

Board of Directors

Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China

Attachment: Biographies of the Company's newly engaged senior management

Please see the annual report 2006 of the Company for the biographies of Ms. Yan Xu and Mr. Fan Wei.

DONG Jian Jun, male, aged 47, doctor of fermentation engineering from Tianjin Science and Technology University, obtained the title of Applicable Researcher of Engineering and is currently Deputy Chief Brewer and Head of Technology and Quality Control Department of the Company. Mr. Dong possesses strong leadership and charisma. He has built a working team with strong professional techniques, passion, aggressiveness and team spirit. In recognition of his outstanding contributions in technological innovations and quality control, Mr. Dong was named "Excellent Quality Management Worker of Shandong Province", "2003 Outstanding Contribution Recipient", "Qingdao Outstanding Talent of Professional Technique", "Expert Entitled to the Government Special Allowance" and "Young and Middle Aged Expert with Outstanding Contributions".

YU Jia Ping, male, aged 44, EMBA postgraduate of China Europe International Business School, currently the Assistant to the President and Head of Operations Management Department of the Company. Mr. Yu possesses strong professional management, coordination and communication abilities, and is actively exploring the creation of synergy between different functions such as model and marketing, technical quality management in the field of production and operation management. He also possesses strong appetence and team management skills, showing outstanding performances in enhancing the factory operation efficiency and lowering production operation costs. Mr. Yu was named "2003 Qingdao Outstanding Talent of the Light Industries".

LU Wen Jin, male, aged 42, accounting master postgraduate of Wuhan University, undergraduate in human resources of Nankai University, and obtained the title of accountant. Mr. Lu is currently the Assistant to the President and General Manager of the Qingdao Marketing Branch Company. Mr. Lu possesses strong learning power, innovative spirit and courage for management reform. He has established the sales management model of macro-direction, micro-operation and a unique systemic sales culture. Mr. Lu focuses on building the marketing network and a sales team with strong executive power, pushing up the sales and income of the Qingdao Branch Company for many consecutive years, extending the sales region of the Branch Company and powering the continued high-speed growth in the sales volume. Mr. Lu was named "The 10th Outstanding Entrepreneur of Qingdao City" in 2007.

Yang Hua Jiang, male, aged 44, enterprise management doctor of Xi'an Jiaotong University. Mr. Yang is currently the Assistant to the President and Head of Marketing Management Department of the Company, and obtained the title of senior economist. Mr. Yang possesses strong learning power and continuously updates himself in the theories and practices of marketing and strategic management. He possesses strong macro-strategic planning ability and pressed on aggressive branding through sports marketing and event marketing, increasing the brand value of Tsingtao Brewery for many consecutive years. At the same time, Mr. Yang implemented forceful integration of the Company's brands and portfolio, bringing increases in the sales volume of the brand year after year. His performance in brand management, marketing and promotion, Olympic marketing activities were remarkable.

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

青岛啤酒股份有限公司
(於中華人民共和國註冊成立之中外合資股份有限公司)
(股份編號: 168)

第五屆董事會第十三次會議決議公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2) 條而作出。

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳 述或者重大遺漏負連帶責任。

青島啤酒股份有限公司（以下簡稱「公司」）第五屆董事會第十三次會議（「會議」）於2007年10月23日上午9 時在青啤大廈19 樓會議室召開，本次會議應到董事11人，實到董事10人，獨立董事付洋因病請假未能出席本次會議，委託獨立董事李燕代爲行使表決權，公司監事、董事會秘書列席了會議；會議的召開符合《中華人民共和國公司法》和《公司章程》的有關規定。本次會議由董事長李桂榮先生召集並主持，會議審議通過了如下議案：

一、 審議批准公司2007年第三季度報告（未經審計）。

二、 審議通過公司在泰國參股設立年產啤酒8 萬千升（一期4萬千升）生產基地項目的可行性議案。該項目一期工程計劃投資29,400萬元人民幣，其中，成立項目公司的註冊資本金爲10,000萬元，公司按40%的持股比例需投入資本金4,000萬元。其餘資金由合資公司貸款解決。泰國建廠項目是實施青啤國際化戰略的重要一步，對於提高青島啤酒的國際影響力具有重要的意義。

三、審議通過公司所屬青島啤酒麥芽廠15萬噸擴建項目的可行性議案。該項目規劃新增麥芽產能10萬噸，計劃投資26,718萬元，由公司投入全部建設資金。青啤麥芽廠的擴建對於公司啤酒主業防範原料風險、保證質量以及提高啤酒行業上游的掌控能力，具有重要的戰略意義。

四、 審議通過青島啤酒（三水）有限公司和深圳青島啤酒朝日有限公司擴建項目的可行性議案。青啤三水公司擴建項目計劃投資人民幣5,924萬元，新增產能9.5萬千升；深青啤擴建項目計劃投資人民幣6,973萬元，新增產能7萬千升。該擴建項目是公司打造華南核心基地市場的戰略需要。

五、 審議通過公司深化組織變革的總體方案。
爲適應公司競爭環境的變化，充分支撐公司戰略，推進組織變革，打造全公司整體一致性、協同性的價值鏈平臺，公司將現有組織架構調整爲戰略投資中心、製造中心和營銷中心。本次組織變革的重心是實現由小價值鏈到大價值鏈的整體轉型，打造「結構一體化、資源集約化、分工專業化、執行一致性」的組織體系。同時，使公司的薪酬激勵機制更有利於驅動戰略目標的實現，並實現公司價值的最大化。

六、 爲落實公司組織機構變革方案，經公司總裁提名，董事會公司治理及薪酬委員會審查，審議通過聘任公司高級管理人員的議案如下：

1、聘任嚴旭女士爲營銷總裁；

2、聘任樊偉先生爲生產運營總裁，原總釀酒師職務相應予以解聘；

3、聘任董建軍先生爲公司總釀酒師；

4、聘任于嘉平先生爲生產運營副總裁；

5、聘任陸文金先生爲營銷副總裁；

6、聘任楊華江先生爲營銷副總裁。

上述高級管理人員之任期自董事會聘任之日起至本屆董事會到期日止。

公司獨立董事也對以上聘任事項發表了同意的獨立意見。

七、 審議批准對公司合計470,835.68元人民幣的資產損失進行核銷。

青島啤酒股份有限公司
董事會

中華人民共和國•青島
2007年10月23日

附：公司董事會新聘任高級管理人員之簡歷

嚴旭女士及樊偉先生的簡歷見本公司2006年度報告。

董建軍，男，現年47歲，天津科技大學發酵工程專業博士，擁有工程系列應用研究員職稱，現任公司副總釀酒師兼技術質量管理總部部長。董先生具有較強的團隊領導能力和人格魅力。打造了一支專業技術強、富有激情、積極進取、團結和諧的工作團隊。在技術創新及質量管理方面貢獻突出，董先生榮獲「山東省優秀質量管理工作者」、「2003年度青島市貢獻突出人才」、「青島專業技術拔尖人才」、「享受政府特殊津貼專家」、「山東省有突出貢獻的中青年專家」等稱號。

于嘉平，男，現年44歲，中歐國際工商學院工商管理研究生，現任公司總裁助理兼運營管理總部部長。于先生具備較強的專業管理能力和協調溝通能力，在生產運營管理方面積極探索模式與營銷、技術質量管理等職能有效協同。並具有較強的親和力和團隊管理能力，在提高工廠運營效率、降低生產運營成本方面成績突出。于先生曾榮獲2003年山東省輕工行業拔尖人才稱號。

陸文金，男，現年42歲，武漢大學會計碩士研究生，南開大學人力資源本科在讀，擁有會計師職稱。現任公司總裁助理兼青島營銷分公司總經理。陸先生學習力強，富有創新精神，勇於變革管理，創建了宏觀造勢、微觀運營的銷售管理模式和獨具特色的銷售系統文化。並著力建設營銷網絡，打造執行力很強的銷售隊伍，使青島營銷分公司的銷量和收入連年攀升，銷售區域不斷擴大，銷量持續高速增長。陸先生於2007年獲得了第十屆青島市優秀企業家稱號。

楊華江，男，現年44歲，西安交通大學企業管理專業博士，現任公司總裁助理兼營銷管理總部部長，擁有高級經濟師職稱。楊先生學習力強，不斷學習掌握市場營銷和戰略管理方面的理論和實務，具備較強的宏觀戰略性策劃能力，並通過體育營銷、事件營銷積極推廣品牌主張，使青島啤酒的品牌價值連年提升。同時，大力整合公司品牌和品種，使品牌的銷量逐年提高。在品牌管理、市場推廣、奧運營銷等方面取得較好的工作業績。

本公司於本公告日期的董事：

執行董事：李桂榮先生（董事長）、金志國先生（副董事長）、孫明波先生、劉英弟先生、孫玉國先生

非執行董事： Mr. Stephen J. Burrows（副董事長）、Mr. Mark F. Schumm

獨立董事：楚振剛先生、付洋先生、李燕女士、潘昭國先生

[English Translation of the original text]

TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

ANNOUNCEMENT ON RESOLUTIONS OF THE THIRTEENTH MEETING OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The thirteenth meeting of the fifth session of the Supervisory Committee of Tsingtao Brewery Company Limited was convened at Conference Room, 19/F, Tsingtao Beer Tower on 22 October 2007. The supervisors Sun Jia Yao, Liu Qing Yuan, Zhong Ming Shan, Frances Zheng, Huang Zu Jiang and Ren Zeng Gui attended the meeting, while Yu Jian Ping was on business and appointed Sun Jia Yao to exercise his right. The following resolutions were considered and passed at the meeting:

1. The 2007 third quarterly report (unaudited) of the Company;
2. The feasibility proposal on the Company's investment in building a beer production base with annual output of 800,000 hl (400,000 hl for the first phrase) in Thailand;
3. The feasibility proposal on the expansion of Tsingtao Brewery (Sanshui) Co., Ltd. and Shenzhen Tsingtao Beer Asahi Company Limited, the controlling subsidiaries of the Company;
4. The feasibility proposal on the 150,000-tonne expansion of the Company's Tsingtao Brewery Malt Factory;
5. The general proposal of deepening the Company's organizational reform efforts.
6. Discussed and passed the resignation of Yu Jia Ping as supervisor due to changes in work commitment. The Supervisory Committee expresses gratitude for the services and contributions of Mr. Yu Jia Ping.

Supervisory Committee
Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China
22 October 2007

Directors of the Company as at the date hereof:
Executive Directors: *Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM
Independent Directors: *Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

青岛啤酒股份有限公司

(於中華人民共和國註冊成立之中外合資股份有限公司)

(股份編號: 168)

第五屆十三次監事會決議公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2) 條而作出。

青島啤酒股份有限公司第五屆監事會第十三次會議於2007年10月22日在青啤大廈19樓會議室召開，監事孫賈堯、劉清遠、鐘明山、鄭曉凡、黃祖江、任增貴出席了會議，監事于嘉平因公委託監事孫賈堯行使職權。會議審議通過以下議案：

1、 公司2007年第三季度報告（未經審計）；
2、 公司在泰國參股設立年產8萬千升(一期4萬千升)啤酒生產基地的可行性議案；
3、 公司控股子公司青島啤酒（三水）有限公司及深圳青島啤酒朝日有限公司擴建項目的可行性議案；
4、 公司所屬青島啤酒麥芽廠15萬噸擴建項目的可行性議案；
5、 公司深化組織變革的總體方案。
6、 討論通過了監事于嘉平因工作變動原因提出的辭職申請，監事會對于嘉平先生在任職期間所作的工作表示感謝。

特此公告。

青島啤酒股份有限公司
監事會

中華人民共和國•青島
2007年10月22日

本公司於本公告日期的董事：
執行董事：李桂榮先生（董事長）、金志國先生（副董事長）、孫明波先生、劉英弟先生、孫玉國先生
非執行董事： Mr. Stephen J. Burrows（副董事長）、Mr. Mark F. Schumm
獨立董事：楚振剛先生、付洋先生、李燕女士、潘昭國先生

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

RESIGNATION OF SUPERVISOR

The Supervisory Committee of Tsingtao Brewery Company Limited (the "Company") announces Mr Yu Jia Ping resigned as supervisor of the Company due to changes in work commitment, with effect from 22 October 2007. The Supervisory Committee expresses gratitude for his services and contributions to the Company.

Mr Yu confirms that he has no disagreement with the Supervisory Committee and there is no matter relating to his resignation that will need to be brought to the attention of The Stock Exchange of Hong Kong Limited and the shareholders of the Company.

By Order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
23 October 2007

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END